Exhibit 99.3

Cameco Corporation

2014 condensed consolidated interim financial statements

(unaudited)

July 30, 2014

Cameco Corporation

Consolidated statements of earnings

		(Revised - note 4)		(Revised - note 4)
(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Revenue from products and services		$501,971	$420,819	$921,200	$864,724
Cost of products and services sold		295,029	256,677	540,326	553,169
Depreciation and amortization		71,111	65,126	137,445	117,491

Cost of sales		366,140	321,803	677,771	670,660

Gross profit		135,831	99,016	243,429	194,064
Administration		36,436	42,920	81,649	98,811
Exploration		9,318	16,392	23,738	36,575
Research and development		421	2,180	1,693	3,953
Loss on sale of assets		6,665	129	5,556	129

Earnings from operations		82,991	37,395	130,793	54,596
Finance costs	12	(49,579)	(10,309)	(53,595)	(24,453)
Gains (losses) on derivatives	18	60,367	(39,210)	1,479	(63,294)
Finance income		2,094	1,895	3,239	4,362
Share of loss from equity-accounted investees		(3,469)	(749)	(13,503)	(2,081)
Other income (expense)	13	28,750	(712)	10,929	(1,738)

Earnings (loss) before income taxes		121,154	(11,690)	79,342	(32,608)
Income tax recovery	14	(5,691)	(45,080)	(51,067)	(73,489)

Net earnings from continuing operations		126,845	33,390	130,409	40,881
Net earnings from discontinued operation	4	—	779	127,243	1,652

Net earnings		$126,845	$34,169	$257,652	$42,533

Net earnings (loss) attributable to:
Equity holders		$127,208	$34,354	$258,544	$42,892
Non-controlling interest		(363)	(185)	(892)	(359)

Net earnings		$126,845	$34,169	$257,652	$42,533

Earnings per common share attributable to equity holders
Continuing operations		0.32	0.08	0.33	0.10
Discontinued operation		—	0.01	0.32	0.01

Total basic earnings per share	15	$0.32	$0.09	$0.65	$0.11

Continuing operations		0.32	0.08	0.33	0.10
Discontinued operation		—	0.01	0.32	0.01

Total diluted earnings per share	15	$0.32	$0.09	$0.65	$0.11

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

		(Revised - note 4)		(Revised - note 4)
(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Net earnings		$126,845	$34,169	$257,652	$42,533
Other comprehensive income (loss), net of taxes:	14
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability—discontinued operation		—	100,725	—	100,725
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(48,832)	(37,780)	31,704	(3,463)
Gains (losses) on derivatives designated as cash flow hedges—discontinued operation		—	190	—	(237)
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation		—	(995)	(300)	(2,275)
Unrealized losses on available-for-sale assets		(362)	—	(442)	—

Other comprehensive income (loss), net of taxes		(49,194)	62,140	30,962	94,750

Total comprehensive income		$77,651	$96,309	$288,614	$137,283

Comprehensive income (loss) from continuing operations		$77,651	$(4,390)	$161,671	$37,418
Comprehensive income from discontinued operation	4	—	100,699	126,943	99,865

Total comprehensive income		$77,651	$96,309	$288,614	$137,283

Other comprehensive income (loss) attributable to:
Equity holders		$(49,177)	$62,089	$30,936	$94,691
Non-controlling interest		(17)	51	26	59

Other comprehensive income (loss) for the period		$(49,194)	$62,140	$30,962	$94,750

Total comprehensive income (loss) attributable to:
Equity holders		$78,031	$96,443	$289,480	$137,583
Non-controlling interest		(380)	(134)	(866)	(300)

Total comprehensive income for the period		$77,651	$96,309	$288,614	$137,283

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Jun 30/14	Dec 31/13
Assets
Current assets
Cash and cash equivalents		$690,248	$229,135
Short-term investments		138,258	—
Accounts receivable		267,015	431,375
Current tax assets		9,254	2,598
Inventories	6	998,750	913,315
Supplies and prepaid expenses		129,292	177,632
Current portion of long-term receivables, investments and other	7	28,334	3,775

Total current assets		2,261,151	1,757,830

Property, plant and equipment		5,236,851	5,040,993
Goodwill and intangible assets		192,630	194,031
Long-term receivables, investments and other	7	453,639	287,548
Investments in equity-accounted investees	4, 21	183,063	492,712
Deferred tax assets		321,752	266,203

Total non-current assets		6,387,935	6,281,487

Total assets		$8,649,086	$8,039,317

Liabilities and shareholders’ equity
Current liabilities
Bank overdraft		$84,697	$41,226
Accounts payable and accrued liabilities		287,482	437,941
Current tax liabilities		26,106	54,708
Short-term debt		9,991	50,230
Dividends payable		39,578	39,548
Current portion of long-term debt	8	299,820	—
Current portion of other liabilities	9	40,359	60,685
Current portion of provisions	10	25,763	20,213

Total current liabilities		813,796	704,551

Long-term debt	8	1,490,570	1,293,383
Other liabilities	9	63,269	79,380
Provisions	10	667,163	570,700
Deferred tax liabilities		42,751	41,909

Total non-current liabilities		2,263,753	1,985,372

Shareholders’ equity
Share capital		1,862,244	1,854,671
Contributed surplus		191,412	186,382
Retained earnings		3,493,519	3,314,049
Other components of equity		24,099	(6,837)

Total shareholders’ equity attributable to equity holders		5,571,274	5,348,265
Non-controlling interest		263	1,129

Total shareholders’ equity		5,571,537	5,349,394

Total liabilities and shareholders’ equity		$8,649,086	$8,039,317

Commitments and contingencies [notes 5,10,14]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
($ Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Available-for- sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2014	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394
Net earnings (loss)	—	—	258,544	—	—	—	258,544	(892)	257,652
Other comprehensive income (loss)	—	—	—	31,678	(300)	(442)	30,936	26	30,962

Total comprehensive income for the period	—	—	258,544	31,678	(300)	(442)	289,480	(866)	288,614

Share-based compensation	—	8,838	—	—	—	—	8,838	—	8,838
Share options exercised	7,573	(3,808)	—	—	—	—	3,765	—	3,765
Dividends	—	—	(79,074)	—	—	—	(79,074)	—	(79,074)

Balance at June 30, 2014	$1,862,244	$191,412	$3,493,519	$24,513	$—	$(414)	$5,571,274	$263	$5,571,537

Balance at January 1, 2013	$1,851,507	$168,952	$2,913,134	$3,700	$4,091	$—	$4,941,384	$580	$4,941,964
Net earnings (loss)	—	—	42,892	—	—	—	42,892	(359)	42,533
Other comprehensive income (loss)	—	—	100,725	(3,522)	(2,512)	—	94,691	59	94,750

Total comprehensive income for the period	—	—	143,617	(3,522)	(2,512)	—	137,583	(300)	137,283

Share-based compensation	—	11,978	—	—	—	—	11,978	—	11,978
Share options exercised	2,168	(1,360)	—	—	—	—	808	—	808
Dividends	—	—	(79,083)	—	—	—	(79,083)	—	(79,083)
Change in ownership interest in subsidiary	—	—	(1,188)	—	—	—	(1,188)	1,188

Balance at June 30, 2013	$1,853,675	$179,570	$2,976,480	$178	$1,579	$—	$5,011,482	$1,468	$5,012,950

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

		(Revised - note 4)		(Revised - note 4)
(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Operating activities
Net earnings		$126,845	$34,169	$257,652	$42,533
Adjustments for:
Depreciation and amortization		71,111	65,126	137,445	117,491
Deferred charges		(7,785)	3,438	(10,844)	2,080
Unrealized losses (gains) on derivatives		(80,143)	34,985	(49,344)	63,182
Share-based compensation	17	3,960	4,183	8,838	11,978
Loss on sale of assets		6,665	129	5,556	129
Finance costs	12	49,579	10,309	53,595	24,453
Finance income		(2,094)	(1,895)	(3,239)	(4,362)
Share of loss from equity-accounted investees		3,469	749	13,503	2,081
Other expense (income)		—	712	(480)	1,738
Discontinued operation	4	—	—	(127,243)	—
Income tax recovery	14	(5,691)	(45,080)	(51,067)	(73,489)
Interest received		1,451	(458)	2,197	3,552
Income taxes paid		(98,643)	—	(207,861)	(63,403)
Income taxes refunded		—	15,538	—	9,101
Other operating items	16	(94,196)	(155,032)	(47,192)	70,341

Net cash provided by (used in) continuing operations		(25,472)	(33,127)	(18,484)	207,405
Net cash provided by (used in) discontinued operation	4	—	(3,465)	—	25,050

Net cash provided by (used in) operations		(25,472)	(36,592)	(18,484)	232,455

Investing activities
Additions to property, plant and equipment		(111,221)	(157,280)	(223,130)	(339,177)
Acquisitions, net of cash	5	—	—	—	(126,197)
Repayment of debt acquired on acquisition of business	5	—	—	—	(118,068)
Decrease (increase) in short-term investments		(28,849)	—	(138,265)	49,535
Decrease (increase) in long-term receivables, investments and other		(2,093)	2,445	(566)	3,683
Proceeds from sale of property, plant and equipment		698	—	676	—

Net cash used in investing (continuing operations)		(141,465)	(154,835)	(361,285)	(530,224)
Net cash provided by investing (discontinued operation)	4	—	—	447,096	—

Net cash provided by (used in) investing		(141,465)	(154,835)	85,811	(530,224)

Financing activities
Increase in debt		496,357	—	496,357	—
Decrease in short-term debt		(30,305)	(7,775)	(41,049)	(15,293)
Interest paid		(10,045)	(9,613)	(31,314)	(33,876)
Proceeds from issuance of shares, stock option plan		522	828	5,914	1,696
Dividends paid		(39,540)	(39,540)	(79,044)	(79,075)

Net cash provided by (used in) financing		416,989	(56,100)	350,864	(126,548)

Increase (decrease) in cash and cash equivalents net of bank overdraft		250,052	(247,527)	418,191	(424,317)
Exchange rate changes on foreign currency cash balances		(1,823)	1,952	(549)	6,448
Cash and cash equivalents net of bank overdraft, beginning of period		357,322	577,205	187,909	749,499

Cash and cash equivalents net of bank overdraft at end of period		$605,551	$331,630	$605,551	$331,630

Cash and cash equivalents is comprised of:
Cash				$61,464	$100,740
Cash equivalents				628,784	230,890

Cash and cash equivalents				690,248	331,630
Bank overdraft				(84,697)	—

Cash and cash equivalents and bank overdraft				$605,551	$331,630

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2014 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2. Significant accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2013.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 30, 2014.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars and amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2013 consolidated financial statements.

3. Accounting standards

A. Changes in accounting policy

On January 1, 2014, Cameco adopted the following new standards and amendments as issued by the International Accounting Standards Board (IASB): IAS 32, Financial Instruments: Presentation (IAS 32), International Financial Reporting Interpretations Committee 21, Levies (IFRIC 21) and IAS 36, Impairment of Assets (IAS 36).

i. Financial assets and financial liabilities

IAS 32 clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. As Cameco does not have a practice of offsetting its financial instruments, the adoption of IAS 32 has had no effect on the financial reporting of Cameco.

ii. Levies

IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Cameco’s current accounting treatment for levies is consistent with the requirements of IFRIC 21, such that the adoption of IFRIC 21 has had no material impact on the financial reporting of Cameco.

iii. Disclosure of recoverable amounts

The amendments in IAS 36 reverse the unintended requirement in IFRS 13 to disclose the recoverable amount of every cash generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under these amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. As a result, the adoption of IAS 36 has had no effect on the financial reporting of Cameco.

B. New standards and interpretations not yet adopted

i. Financial instruments

On July 24, 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

ii. Revenue

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Cameco intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The extent of the impact of adoption of IFRS 15 has not yet been determined.

iii. Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS16, Property, Plant and Equipment (IAS 16) and IAS 38, Intangible Assets (IAS 38). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors to be considered in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. Cameco intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning January 1, 2016.

iv. Joint arrangements

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (IFRS 11). The amendments in IFRS 11 are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the accounting for the acquisition of interests in joint operations and require the acquirer to apply the principles of business combinations accounting in IFRS 3, Business Combinations. Cameco intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning January 1, 2016.

4. Discontinued operation

On March 27, 2014, Cameco completed the sale of its 31.6% limited partnership interest in Bruce Power L.P. (BPLP) which operates the four Bruce B nuclear reactors in Ontario. The aggregate sale price for Cameco’s interest in BPLP and certain related entities was $450,000,000. The sale has been accounted for effective January 1, 2014. Cameco received net proceeds of approximately $447,096,000 and realized an after tax gain of $127,243,000 on this divestiture.

As a result of the transaction, Cameco presented the results of BPLP as a discontinued operation and revised its statement of earnings, statement of comprehensive income and statement of cash flows to reflect this change in presentation. Net earnings from this discontinued operation are as follows:

	Three months ended		Six months ended
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Share of earnings from BPLP and related entities	$—	$1,011	$—	$2,175
Tax expense	—	232	—	523

	—	779	—	1,652
Gain on disposal of BPLP and related entities	—	—	144,912	—
Tax expense on disposal	—	—	17,669	—

	—	—	127,243	—

Net earnings from discontinued operation	$—	$779	$127,243	$1,652

5. Acquisition of NUKEM Energy GmbH (NUKEM)

On January 9, 2013, Cameco completed the acquisition of NUKEM from Advent International and other shareholders, through the purchase of all the outstanding shares for cash consideration of $148,302,000 (US).

While Cameco received the economic benefit of owning NUKEM as of January 1, 2012, the results of NUKEM were consolidated with the results of Cameco commencing on January 9, 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Net assets acquired (USD)
Cash and cash equivalents	$12,974
Accounts receivable	43,529
Other working capital	5,172
Inventories	165,280
Intangible assets	87,535
Accounts payable and accrued liabilities	(68,464)
Long-term debt	(116,922)
Provisions	(15,514)
Deferred tax liabilities	(53,665)
Goodwill	88,377

Total	$148,302

An advisory fee of $2,980,000 has been included in administration expense in the consolidated statement of earnings for the period ended June 30, 2013.

As at June 30, 2014, NUKEM had the following commitments (in USD) to purchase uranium and fuel services products:

2014	2015	2016	2017	2018	Thereafter	Total
$37,514	157,707	227,699	31,404	40,518	139,288	$634,130

6. Inventories

	Jun 30/14	Dec 31/13
Uranium
Concentrate	$511,206	$550,305
Broken ore	41,399	4,572

	552,605	554,877
NUKEM	256,698	208,217
Fuel services	189,447	150,221

Total	$998,750	$913,315

For the quarter ended June 30, 2014, Cameco expensed $327,100,000 of inventory as cost of sales (2013—$286,100,000). For the six months ended June 30, 2014, Cameco expensed $602,200,000 of inventory as cost of sales (2013—$607,400,000). Included in cost of sales for the period ended June 30, 2014 is a $6,000,000 write-down of NUKEM inventory which Cameco recorded to reflect net realizable value.

7. Long-term receivables, investments and other

	Jun 30/14	Dec 31/13
Investments in equity securities	$22,382	$22,805
Derivatives [note 18]	32,869	7,391
Advances receivable from JV Inkai LLP [note 20]	90,905	95,319
Investment tax credits	86,855	82,177
Amounts receivable related to tax dispute [note 14]	215,110	59,475
Other	33,852	24,156

	481,973	291,323
Less current portion	(28,334)	(3,775)

Net	$453,639	$287,548

8. Long-term debt

	Jun 30/14	Dec 31/13
Unsecured debentures
Series C - 4.70% debentures due July 16, 2014	$299,820	$299,537
Series D - 5.67% debentures due September 2, 2019	497,228	497,003
Series E - 3.75% debentures due November 14, 2022	397,740	397,626
Series F - 5.09% debentures due November 14, 2042	99,223	99,217
Series G - 4.19% debentures due June 24, 2024	496,379	—

	1,790,390	1,293,383
Less current portion	(299,820)	—

Net	$1,490,570	$1,293,383

On June 24, 2014, Cameco issued $500,000,000 of Series G debentures and announced the early redemption of the outstanding Series C debentures. The Series G debentures bear interest at a rate of 4.19% per annum. The net proceeds of the issue after deducting expenses were approximately $496,400,000. The debentures mature on June 24, 2024, and are being amortized at an effective interest rate of 4.28%. The $300,000,000 principal amount of the Series C debentures was redeemed on July 16, 2014. The Company incurred total charges of $12,135,000 in relation to the early redemption of these debentures (note 12).

9. Other liabilities

	Jun 30/14	Dec 31/13
Deferred sales	$44,592	$55,126
Derivatives [note 18]	6,994	30,923
Accrued pension and post-retirement benefit liability	45,408	45,931
Other	6,634	8,085

	103,628	140,065
Less current portion	(40,359)	(60,685)

Net	$63,269	$79,380

10. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$573,942	$16,971	$590,913
Changes in estimates and discount rates	95,324	384	95,708
Provisions used during the period	(4,141)	(57)	(4,198)
Unwinding of discount	9,835	230	10,065
Impact of foreign exchange	438	—	438

End of year	$675,398	$17,528	$692,926

Current	$23,878	$1,885	$25,763
Non-current	651,520	15,643	667,163

	$675,398	$17,528	$692,926

11. Share capital

At June 30, 2014, there were 395,776,822 common shares outstanding. Options in respect of 9,106,050 shares are outstanding under the stock option plan and are exercisable up to 2022. For the quarter ended June 30, 2014, 25,957 options were exercised resulting in the issuance of shares (2013—42,333). For the six months ended June 30, 2014, 299,592 options were exercised resulting in the issuance of shares (2013—87,156).

12. Finance costs

	Three months ended		Six months ended
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Interest on long-term debt	$16,205	$15,821	$31,856	$34,194
Unwinding of discount on provisions	4,950	4,094	10,065	8,156
Other charges	1,538	1,436	2,955	2,934
Loss on redemption of Series C debentures [note 8]	12,135	—	12,135	—
Foreign exchange losses (gains)	13,808	(11,128)	(5,644)	(21,020)
Interest on short-term debt	943	86	2,228	189

Total	$49,579	$10,309	$53,595	$24,453

13. Other income (expense)

	Three months ended		Six months ended
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Contract settlement	$28,481	$—	$28,481	$—
Contract termination fee	—	—	(18,304)	—
Other	269	(712)	752	(1,738)

Total	$28,750	$(712)	$10,929	$(1,738)

In the first quarter of 2014, Cameco recorded an early termination fee of $18,304,000 incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd., which was to expire in 2016.

During the second quarter, Cameco recorded a gain with respect to a long-term supply contract with one of its utility customers. While the contract is effective for the years 2011 through 2017, the $28,481,000 reflected as income from contract settlement relates only to the deliveries that the customer refused to take in 2012 and 2013. For the remainder of the contract, the customer will be responsible for either buying the full yearly contract quantity, or compensating Cameco for any loss if they do not accept delivery of the full quantities.

14. Income taxes

A. Earnings and income taxes by jurisdiction

	Three months ended		Six months ended
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Earnings (loss) from continuing operations before income taxes
Canada	$(48,803)	$(198,589)	$(242,113)	$(328,105)
Foreign	169,957	186,899	321,455	295,497

	121,154	(11,690)	79,342	(32,608)

Current income taxes
Canada	$(1,338)	$(1,135)	$(6,468)	$(2,369)
Foreign	11,219	13,497	19,388	27,816

	9,881	12,362	12,920	25,447
Deferred income taxes
Canada	$(10,748)	$(46,870)	$(54,186)	$(78,696)
Foreign	(4,824)	(10,572)	(9,801)	(20,240)

	(15,572)	(57,442)	(63,987)	(98,936)

Income tax recovery	$(5,691)	$(45,080)	$(51,067)	$(73,489)

Cameco has recorded $321,752,000 of deferred tax assets (December 31, 2013—$266,203,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

B. Reassessments

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2009, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $2,795,000,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will result in future cash payments on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply, and including the $2,795,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $5,700,000,000 for the years 2003 through 2013, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2007. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,250,000,000 and $1,300,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. We would be responsible for remitting 50% of the cash taxes and transfer pricing penalties, or between $625,000,000 and $650,000,000, plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax legislation, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $215,110,000 already paid as at June 30, 2014 (December 31, 2013—$59,475,000) (note 7).

The case on the 2003 reassessment is expected to go to trial in 2015. If this timing is adhered to, we expect to have a Tax Court decision by 2016.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position and expects to recover any cash paid as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $76,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution, and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax legislation.

C. Other comprehensive income (loss)

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the three months ended June 30, 2014

	Before tax	Income tax recovery	Net of tax
Exchange differences on translation of foreign operations	$(48,832)	$—	$(48,832)
Unrealized losses on available-for-sale assets	(418)	56	(362)

	$(49,250)	$56	$(49,194)

For the three months ended June 30, 2013

	Before tax	Income tax recovery	Net of tax
Remeasurements of defined benefit liability —discontinued operation	$134,300	$(33,575)	$100,725
Exchange differences on translation of foreign operations	(37,780)	—	(37,780)
Gains on derivatives designated as cash flow hedges —discontinued operation	253	(63)	190
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation	(1,327)	332	(995)

	$95,446	$(33,306)	$62,140

For the six months ended June 30, 2014

	Before tax	Income tax recovery	Net of tax
Exchange differences on translation of foreign operations	$31,704	$—	$31,704
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation	(400)	100	(300)
Unrealized losses on available-for-sale assets	(511)	69	(442)

	$30,793	$169	$30,962

For the six months ended June 30, 2013

	Before tax	Income tax recovery	Net of tax
Remeasurements of defined benefit liability —discontinued operation	$134,300	$(33,575)	$100,725
Exchange differences on translation of foreign operations	(3,463)	—	(3,463)
Losses on derivatives designated as cash flow hedges —discontinued operation	(316)	79	(237)
Gains on derivatives designated as cash flow hedges transferred to net earnings—discontinued operation	(3,033)	758	(2,275)

	$127,488	$(32,738)	$94,750

15. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2014 was 395,689,970 (2013—395,390,127).

	Three months ended		Six months ended
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Basic earnings per share computation
Net earnings attributable to equity holders	$127,208	$34,354	$258,544	$42,892
Weighted average common shares outstanding	395,764	395,412	395,690	395,390

Basic earnings per common share	$0.32	$0.09	$0.65	$0.11

Diluted earnings per share computation
Net earnings attributable to equity holders	$127,208	$34,354	$258,544	$42,892
Weighted average common shares outstanding	395,764	395,412	395,690	395,390
Dilutive effect of stock options	292	71	495	87

Weighted average common shares outstanding, assuming dilution	396,056	395,483	396,185	395,477

Diluted earnings per common share	$0.32	$0.09	$0.65	$0.11

16. Statements of cash flows

	Three months ended		Six months ended
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Changes in non-cash working capital:
Accounts receivable	$(4,115)	$(556)	$158,925	$247,159
Inventories	23,996	(154,398)	(68,136)	(130,429)
Supplies and prepaid expenses	(5,775)	(14,327)	50,176	(13,810)
Accounts payable and accrued liabilities	(92,469)	19,130	(163,297)	(16,725)
Reclamation payments	(2,612)	(2,878)	(4,198)	(4,450)
Other	(13,221)	(2,003)	(20,662)	(11,404)

Other operating items	$(94,196)	$(155,032)	$(47,192)	$70,341

17. Share-based compensation plans

Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 27,854,379 shares have been issued.

The inputs used in the measurement of the fair values at grant date were as follows:

	2014	2013
Number of options granted	765,146	1,840,932
Average strike price	$26.81	$22.00
Expected dividend	$0.40	$0.40
Expected volatility	33%	41%
Risk-free interest rate	1.5%	1.2%
Expected life of option	4.4 years	4.4 years
Expected forfeitures	8%	8%
Weighted average grant date fair values	$6.79	$6.51

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of the equity-settled share-based compensation plans granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Stock option plan	$1,628	$2,725	$5,160	$9,209
Performance share unit plan	1,421	1,310	2,357	2,472
Restricted share unit plan	911	148	1,321	297

Total	$3,960	$4,183	$8,838	$11,978

18. Financial instruments

A. Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at June 30, 2014

		Fair value
	Carrying value	Level 1	Level 2	Total
Short-term investments	$138,258	$138,258	$—	$138,258
Derivative assets [note 7]
Foreign currency contracts	30,426	—	30,426	30,426
Interest rate contracts	2,443	—	2,443	2,443
Derivative liabilities [note 9]
Foreign currency contracts	(6,994)	—	(6,994)	(6,994)

Net	$164,133	$138,258	$25,875	$164,133

As at December 31, 2013

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 7]
Foreign currency contracts	$3,775	$—	$3,775	$3,775
Interest rate contracts	3,616	—	3,616	3,616
Derivative liabilities [note 9]
Foreign currency contracts	(30,907)	—	(30,907)	(30,907)
Share purchase options	(16)	(16)	—	(16)

Net	$(23,532)	$(16)	$(23,516)	$(23,532)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its short-term investments, derivative financial instruments, and certain investments in equity securities at fair value. Short-term investments and investments in publicly held equity securities are classified as a recurring level 1 fair value measurement, and derivative financial instruments are classified as a recurring level 2 fair value measurement.

Short-term investments represent available-for-sale money market instruments. The fair value of these instruments is determined using quoted market yields as of the reporting date. The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date.

Foreign currency derivatives consist of foreign currency forward contracts, and foreign currency swaps. The fair value of foreign currency derivatives is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts, and interest rate caps. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves. The fair value of interest rate caps is determined based on broker quotes observed in active markets at the reporting date.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument, and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C. Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the fair value as a result of the short-term nature of the instruments. The carrying value of Cameco’s short-term debt (commercial paper and promissory notes), and long-term debt (debentures) is assumed to approximate the fair value as a result of the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

D. Derivatives

The following tables summarize the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/14	Dec 31/13
Non-hedge derivatives
Foreign currency contracts	$23,432	$(27,132)
Interest rate contracts	2,443	3,616
Share purchase options	—	(16)

Net	$25,875	$(23,532)

Classification
Current portion of long-term receivables, investments and other [note 7]	$24,201	$3,775
Long-term receivables, investments and other [note 7]	8,668	3,616
Current portion of other liabilities [note 9]	(6,994)	(30,923)

Net	$25,875	$(23,532)

The following table summarizes different components of the gains (losses) on derivatives included in net earnings:

	Three months ended		Six months ended
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Non-hedge derivatives
Foreign currency contracts	$58,978	$(38,596)	$14	$(63,106)
Interest rate contracts	1,389	(614)	1,449	(188)
Share purchase options	—	—	16	—

Net	$60,367	$(39,210)	$1,479	$(63,294)

19. Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

For the three months ended June 30, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$375,855	$70,169	$61,832	$(5,885)	$501,971
Expenses
Cost of products and services sold	204,638	48,513	48,369	(6,491)	295,029
Depreciation and amortization	60,914	5,788	821	3,588	71,111

Cost of sales	265,552	54,301	49,190	(2,903)	366,140

Gross profit (loss)	110,303	15,868	12,642	(2,982)	135,831
Administration	—	—	2,959	33,477	36,436
Exploration	9,318	—	—	—	9,318
Research and development	—	—	—	421	421
Loss on sale of assets	6,665	—	—	—	6,665
Finance costs	—	—	605	48,974	49,579
Losses (gains) on derivatives	—	—	739	(61,106)	(60,367)
Finance income	—	—	(2)	(2,092)	(2,094)
Share of loss from equity-accounted investees	162	3,307	—	—	3,469
Other income	(28,481)	(269)	—	—	(28,750)

Earnings (loss) before income taxes	122,639	12,830	8,341	(22,656)	121,154
Income tax recovery					(5,691)

Net earnings from continuing operations					$126,845

For the three months ended June 30, 2013

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$304,539	$65,138	$52,720	$(1,578)	$420,819
Expenses
Cost of products and services sold	167,168	49,521	41,278	(1,290)	256,677
Depreciation and amortization	46,651	5,841	7,964	4,670	65,126

Cost of sales	213,819	55,362	49,242	3,380	321,803

Gross profit (loss)	90,720	9,776	3,478	(4,958)	99,016
Administration	—	—	3,094	39,826	42,920
Exploration	16,392	—	—	—	16,392
Research and development	—	—	—	2,180	2,180
Loss on sale of assets	129	—	—	—	129
Finance costs	—	—	3,748	6,561	10,309
Losses (gains) on derivatives	—	—	(6,599)	45,809	39,210
Finance income	—	—	(45)	(1,850)	(1,895)
Share of loss (earnings) from equity-accounted investees	(594)	1,343	—	—	749
Other expense	—	—	—	712	712

Earnings (loss) before income taxes	74,793	8,433	3,280	(98,196)	(11,690)
Income tax recovery					(45,080)

Net earnings from continuing operations					$33,390

For the six months ended June 30, 2014

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$723,981	$110,447	$93,622	$(6,850)	$921,200
Expenses
Cost of products and services sold	385,560	82,172	80,573	(7,979)	540,326
Depreciation and amortization	109,238	10,514	3,515	14,178	137,445

Cost of sales	494,798	92,686	84,088	6,199	677,771

Gross profit (loss)	229,183	17,761	9,534	(13,049)	243,429
Administration	—	—	6,414	75,235	81,649
Exploration	23,738	—	—	—	23,738
Research and development	—	—	—	1,693	1,693
Loss on sale of assets	5,556	—	—	—	5,556
Finance costs	—	—	842	52,753	53,595
Losses (gains) on derivatives	—	—	1,694	(3,173)	(1,479)
Finance income	—	—	(2)	(3,237)	(3,239)
Share of loss from equity-accounted investees	236	13,267	—	—	13,503
Other expense (income)	(28,964)	18,035	—	—	(10,929)

Earnings (loss) before income taxes	228,617	(13,541)	586	(136,320)	79,342
Income tax recovery					(51,067)

Net earnings from continuing operations					$130,409

For the six months ended June 30, 2013

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$551,776	$130,868	$183,315	$(1,235)	$864,724
Expenses
Cost of products and services sold	311,152	99,096	144,211	(1,290)	553,169
Depreciation and amortization	66,131	10,841	31,554	8,965	117,491

Cost of sales	377,283	109,937	175,765	7,675	670,660

Gross profit (loss)	174,493	20,931	7,550	(8,910)	194,064
Administration	—	—	6,785	92,026	98,811
Exploration	36,575	—	—	—	36,575
Research and development	—	—	—	3,953	3,953
Loss on sale of assets	129	—	—	—	129
Finance costs	—	—	6,446	18,007	24,453
Losses (gains) on derivatives	—	—	(5,273)	68,567	63,294
Finance income	—	—	(58)	(4,304)	(4,362)
Share of loss (earnings) from equity-accounted investees	(76)	2,157	—	—	2,081
Other expense	—	—	—	1,738	1,738

Earnings (loss) before income taxes	137,865	18,774	(350)	(188,897)	(32,608)
Income tax recovery					(73,489)

Net earnings from continuing operations					$40,881

20. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

	Transaction value Three months ended		Transaction value Six months ended		Balance outstanding as at
	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13	Jun 30/14	Jun 30/13
Joint arrangements
Interest income (Inkai) (a)	$519	$518	$1,049	$1,012	$90,905	$91,368
Associates
Interest expense	—	(74)	(5)	(166)	—	(28,634)

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limit of the loan facilities are $268,650,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At June 30, 2014, $212,871,000 (US) of principal and interest was outstanding (December 31, 2013—$224,047,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (GLE). No balance was outstanding under this promissory note at June 30, 2014. At December 31, 2013, $10,010,000 (US) of principal and interest was outstanding.

21. Subsequent event

In July 2014, a decision was made by the majority partner of GLE to significantly reduce funding of the project. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considers this to be an indicator that our investment in GLE could potentially be impaired and accordingly, we are required to estimate the asset’s recoverable amount. Cameco is in the process of evaluating how its investment in GLE will be impacted as a result of this decision. The carrying value of Cameco’s investment in GLE at June 30, 2014 was $165,038,000 (US).